SIERRA ONCOLOGY, INC.

2150 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3E8

August 11, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Sierra Oncology, Inc.
Registration Statement on Form S-3
Filed August 6, 2020
File No. 333-241443

Requested Date:	August 13, 2020

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Sierra Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Stephen Graham or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

Sierra Oncology, Inc.

By:	/s/ Sukhi Jagpal
Sukhi Jagpal
Chief Financial Officer

cc:	Stephen G. Dilly, President and Chief Executive Officer

Sierra Oncology, Inc.

Stephen Graham, Esq.

Amanda Rose, Esq.

Fenwick & West LLP